[ALLIED SIGNAL LETTERHEAD]

July 30, 1998

PRIVATE & CONFIDENTIAL
----------------------

Mr. William J. Hudson
Chief Executive Officer and President
AMP Incorporated
470 Friendship Road
Harrisburg, PA  17111

Dear Bill:

I tried to reach you by telephone yesterday for purposes of setting up a meeting to discuss a combination of our two companies. In my view, a combination makes compelling business sense and would produce a unique opportunity for your shareowners to realize maximum value for their shares and would be in the long-term interest of your employees. I would like to meet with you as soon as possible, but I thought it would be useful to make a proposal for you to consider in advance of our meeting.

AlliedSignal is prepared to offer $43.50 per share in cash for all of AMP's outstanding shares, a premium of about 50% over the current market value. We would consider a higher price if all or a significant portion of the consideration were AlliedSignal shares rather than cash. Cash, of course would provide your shareowners the opportunity to realize today the future value of AMP, while equity on a tax free basis would give your shareowners the option to participate in the future growth of a new AlliedSignal/AMP enterprise. Our Board of Directors has approved the transaction, and adequate financing is available.

AlliedSignal has annual revenues of $15 billion, with operations in the aerospace, automotive and engineered materials industries and with the demonstrated ability to achieve sales and earnings growth on a consistent basis. Our vision is to "become a premier company, distinctive and successful in everything we do." Since we began our Total Quality journey more than six years ago, our earnings per share have grown at a compound average annual rate of 21% and our market value has grown more than six-fold, from less than $4 billion to more than $25 billion.

Recently, we have focused our resources on developing a diversified portfolio of high-growth, high-margin businesses as a means of being both competitive and successful in the new century. A particular area of interest is electronic materials, where we already have several offerings. Our strategic interest in this area would assure that AMP has the continued management and financial support necessary to maintain its leadership position in its own businesses.

AlliedSignal offers the following:

* Size and Scale. We are a global company operating in some 40 countries, with the size and scale to realize economies in areas such as purchasing, marketing and shared business services.

* Technology. Both our electronic materials businesses and our aerospace businesses can be both technology partners and customers. I am confident that there would be synergistic benefits to both our companies.

* Management Team. Over the last six years we have developed an outstanding management team that has demonstrated the ability to lead in the 1990's and to cope with the issues that all of us will face as we move into the next century. Our management team is respected around the world - by suppliers, by customers and by the investment community.

* Operational Strength; Processes. We have a proven track record of operational success, increasing productivity by 5% or more for the past five years. Most recently, we have launched new initiatives across the company (which we refer to as "six sigma") to ensure that we achieve world-class design and production capabilities.

* Financial Strength; Credibility: We also have an excellent track record and a strong balance sheet.

In addition, our size and diversity offer other benefits to AMP in a combination:

* Consistent Performance. Our different businesses and geographical markets provide a buffer for a cyclical downturn in any one area. AMP cannot achieve that kind of consistent performance on its own.

* Business Processes. AMP can take advantage of the business processes and best practices we have developed across a wide array of business in different industries.

* Employees. Our businesses also would offer many more career opportunities for your employees. In addition, we have a state-of-the art education program. For example, we have been able to drive our "six sigma" initiatives throughout the company largely by using internal resources.

If we are to be successful, both confidentiality and speed are of the essence. Hence, this proposal is conditioned on your keeping the existence of this letter and the proposal confidential, and I ask that you respond to me promptly. I am available to meet with you at your convenience next week and to begin discussions immediately. We are willing to discuss any and all concerns you may have.

Bill, as you may know, I have thought about this possible combination for a long time, and I am convinced that together we will become a powerful force in the ever more competitive marketplace of tomorrow. If permitted, I will do all within my power to convince you of the merits of this combination.

You can reach me at [telephone number omitted]

                                          Sincerely,


                                          /s/ Larry

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